Exhibit 99.1

VINCI PARTNERS REPORTS FOURTH QUARTER AND FULL YEAR 2020 EARNINGS RESULTS

Rio de Janeiro, March 17, 2021 – Vinci Partners Investments Ltd. (NASDAQ: VINP) ("Vinci Partners”), the controlling company of a leading alternative investment platform in Brazil, today reported fourth quarter and full year 2020 earnings results.

Vinci Partners issued a full detailed presentation of its fourth quarter and full year 2020 results, which can be accessed by clicking here.

Alessandro Horta, Chief Executive Officer and Director, stated, “In January, we successfully completed our initial public offering, and look forward to continuing to drive long-term value for our clients and shareholders. The IPO provided capital to enhance growth, help attract and retain talent, drive awareness and brand recognition, and fund investments in our own strategies alongside investors, as we continue to capitalize on transformational industry trends in Brazil.”

Mr. Horta continued, “Our results for the fourth quarter and full year 2020 reinforce the building momentum across our platform, with Vinci well positioned to deliver sustainable growth in AUM, Fee-Related Earnings, and Distributable Earnings reflecting our locked-up capital AUM concentration, management fee-centric revenue profile, and total return investment strategy bias. Looking forward, I am more excited than ever about our prospects, as we embark on the next stage of our journey as a public company, with our team members, limited partners, and fellow shareholders.”

Financial Highlights

The company reported total assets under management (“AUM”)1 of R$ 50 billion as of 31 December 2020, which represents a growth of 36% year-over-year. Total net revenues for the full year 2020 were R$ 340 million and adjusted profit for the year2 was R$ 132 million. Adjusted fee-related earnings3 were R$ 151 million for the full year 2020, an increase of 54% year-over-year, and adjusted distributable earnings4 were R$ 127 million for the full year 2020, an increase of 30% year-over-year.

Webcast and Earnings Conference Call

To listen to the conference call via public webcast, please visit the Events & Presentations section of the Company's website athttps://ir.vincipartners.com/news-and-events/events-and-presentations. For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

1 AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it´s eliminated on consolidation and excluding VIFI from Credit and Pension Products Co-managed with IP&S from Equities.

2 Adjusted Profit for the year is a non-GAAP financial measure that we present for the convenience of investors. See “Financials - Non-GAAP Reconciliation” in the presentation for a reconciliation of these measures to their nearest GAAP measure.

3 Adjusted FRE is calculated as FRE, less dividends to partners related to management and advisory.

4 Adjusted DE is calculated as DE less total dividends to partners, excluding dividends related to unrealized performance.

The conference call can also be accessed by dialing the following:

•	+1 (833) 665-0595 (Domestic)

•	+1 (661) 407-1609 (International)

•	Conference ID: 1283763

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our most recent form F-1 and 424(b) prospectus. These documents are available on the SEC Filings section of the investor relations section of our website at:

https://ir.vincipartners.com/financials/sec-filings.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240